EXHIBIT 99.1

Yamana Gold Announces the Sale of Its Royalty Portfolio for Total Consideration of $65 Million, Creating a New Royalty Company, and Unlocking Further Value by Continuing the Execution of Its Portfolio Optimization Strategy

TORONTO, Feb. 23, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or the “Company”) is pleased to announce it has entered into a definitive purchase agreement (the “Purchase Agreement”) to sell a portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Sale Transaction”) for total consideration of $65 million to Guerrero Ventures Inc. (TSX-V:GV) (“Guerrero”).

The consideration has been structured to realize both immediate value for these non-core assets through a cash component of $20 million and further value from a significant $45 million share position in a newly created, growth-oriented company with a driven and experienced management team. As a founding shareholder, Yamana stands to benefit from participation in the new company, a pure-play precious metals royalty company that has significant potential upside through mineral resource expansions and mine life extensions.

The Sale Transaction marks another step in the Company’s efforts to optimize its portfolio and improve its financial flexibility. The sales consideration is expected to advance the Company’s generative exploration program and for other purposes, including contributing to the Company’s dividend reserve fund. The Sale Transaction also provides Yamana with a meaningful stake in a new royalty company that has a strong asset base, like-minded corporate objectives, and a growth mandate. This model is similar to the approach that Yamana took with the creation of its Brio Gold subsidiary, which subsequently became a successful standalone public company and continues to provide valuation upside to Yamana today following Brio’s acquisition by Leagold Mining Corporation and Leagold’s pending merger with Equinox Gold Corp.

Details of the Sale Transaction

  Guerrero will acquire two portfolios of precious metals royalty, stream and gold loan assets from funds related to Orion Resource Partners (USA) LP (collectively, “Orion”) and Yamana for total consideration of $268 million and $65 million, respectively (the “Acquisitions”).

  Yamana’s portfolio of assets being sold under the Sale Transaction consists of:

   o   1% net smelter return royalty (“NSR”) on gold production from the Riacho dos Machados (“RDM”) gold mine operating in Minas Gerais, Brazil
   o   2% NSR on oxide gold production from the Gualcamayo gold mine operating in San Juan, Argentina, once the operation produces approximately 275,000 ounces from January 1, 2020
   o   1.5% NSR on production from the DCP at the Gualcamayo gold mine
   o   $30 million cash payment receivable upon declaration of commercial production at the DCP at the Gualcamayo gold mine
   o   2% NSR on production from the Suruca project in Goiás, Brazil
  Guerrero will satisfy the purchase price under the Sale Transaction to Yamana by issuing $45 million in common shares of Guerrero at a price of C$0.90 per share and by paying $20 million in cash (the “Cash Consideration”) on closing. Guerrero may elect, prior to closing, to pay up to $10 million of the Cash Consideration through a deferred cash payment (the “Deferred Cash Payment”), in which event Yamana will receive interest payable at 3% and the Deferred Cash Payment may be converted at any time, in whole or in part, by the holder into shares of Guerrero at C$0.90 per share. While the Deferred Cash Payment will be due for payment in full at the end of two years, Guerrero may pay the Deferred Cash Payment at the end of one year, subject to additional payment by Guerrero equal to 5% of the Deferred Cash Payment, and the right of Yamana to convert the Deferred Cash Payment into shares of Guerrero at a price of C$0.90 per share. The instrument creating the Deferred Cash Payment can be transferred at any time.

  Guerrero intends to fund the up-front cash component of Yamana’s consideration through a combination of cash on hand and the proceeds from a proposed private placement (the “Private Placement”) of subscription receipts at a price of C$0.90 per subscription receipt. Guerrero has obtained a lead order of $3 million for the Private Placement.

  Guerrero will satisfy the purchase price payable to Orion under the Acquisitions by issuing $268 million in common shares of Guerrero at a price of C$0.90 per share.

Ownership Position in New Precious Metals Royalty Company

Upon closing of the Acquisitions, Guerrero intends to change its corporate name to Nomad Royalty Company Ltd. (“Nomad”). Orion and Yamana are expected to hold approximately 77% and 13% of the outstanding shares of Nomad, respectively, on a pro forma basis, after taking into consideration the conversion into shares of the subscription receipts to be issued in the Private Placement, and excluding any shares that may be issued under the Deferred Cash Payment, if issued.

Pro forma the Acquisitions, Nomad’s combined portfolio is expected to consist of ten royalty, stream and gold loan assets, seven of which are currently producing or expected to begin producing in 2020.

  Orion’s portfolio of assets being acquired under the Acquisitions consists of:

  o   Gold stream on the Blyvoor gold mine currently under final construction in the Witwatersrand Gold Belt, South Africa
  o   Gold stream on the operating Bonikro gold mine in Côte d’Ivoire
  o   Silver stream on the commissioning Woodlawn zinc-copper mine in New South Wales, Australia
  o   Silver stream on the operating Mercedes gold-silver mine in Sonora, Mexico
  o   Silver stream on the operating South Arturo gold mine in Nevada, USA
  o   Gold deliveries under a gold loan made to Premier Gold Mines Limited

Completion of the Acquisitions is expected to establish Nomad as a new global, diversified precious metals royalty company run by a highly-qualified leadership team consisting of Vincent Metcalfe as Chief Executive Officer and Joseph de la Plante as Chief Investment Officer. Both executives have extensive experience and a strong network of relationships within the mining sector. With the support of Orion and Yamana as strategic shareholders, Nomad expects to pursue an acquisition-driven growth platform to scale up, diversify, and achieve a valuation multiple consistent with the royalty space.

Completion of the Sale Transaction

Completion of the Sale Transaction is expected to occur during the second quarter of 2020 and is subject to standard closing conditions, including approval of the TSX Venture Exchange. Nomad expects to seek approval from the Toronto Stock Exchange to graduate from the TSX Venture Exchange and list its common shares on the TSX.

Upon closing of the Sale Transaction, Yamana will be entitled to maintain its percentage ownership of the issued and outstanding common shares of Nomad and have representation on Nomad’s Board of Directors.  These entitlements will remain in place so long as Yamana’s share ownership of Nomad remains at or above 10% of the issued and outstanding common shares.

Counsel and Advisors

Yamana has engaged Cassels Brock & Blackwell LLP as its legal advisors.  RBC Capital Markets acted as financial advisor to Yamana.

About Guerrero Ventures
Guerrero is a publicly listed company with a focus on acquiring mineral assets that will provide the opportunity to enhance shareholder value.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, information with respect to the Company’s strategy, plans or future financial or operating performance, consummation of the Sale Transaction and the Acquisitions, including whether conditions to the consummation of the Sale Transaction will be satisfied and the timing for completion of the Sale Transaction, anticipated benefits of the Sale Transaction, expectations regarding the composition and performance of Nomad’s portfolio of assets following completion of the Acquisitions. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.